EXHIBIT 21.1

Subsidiaries of Lakeland Industries, Inc. (wholly-owned)

Lakeland Protective Wear, Inc.
Lakeland Protective Real Estate
Lakeland de Mexico S.A. de C.V.
Laidlaw, Adams & Peck, Inc. and Subsidiary (Meiyang Protective Products Co., Ltd.)
Weifang Lakeland Safety Products Co., Ltd.
Qing Dao Lakeland Protective Products Co., Ltd.
Lakeland Industries Europe Ltd.
Lakeland India Private Ltd.
Lakeland Industries, Inc. Agencia en Chile
Lakeland Japan, Inc.
Lakeland Gloves and Safety Apparel Private Ltd